Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

HealtheTech, Inc:

We consent to the incorporation by reference in the registration statement (No. 333-112128) on Form S-3 and (No. 333-96835) on Form S-8 of HealtheTech, Inc. of our report dated February 16, 2004, relating to the consolidated balance sheets of HealtheTech, Inc. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K, of HealtheTech, Inc.

Our report refers to a change in accounting for stock-based employee compensation in 2003.

/s/    KPMG LLP

Denver, Colorado

March 26, 2004